

June 9, 2009

Mr. Timothy R. McLevish
Executive Vice President and Chief Financial Officer
Kraft Foods Inc.
Three Lakes Drive
Northfield, IL 60093

   **Re: Kraft Foods Inc.**
     **Form 10-K for the Fiscal Year Ended December 31, 2008**
     **Filed February 27, 2009**
     **Schedule 14A Filed March 31, 2009**
     **Response Letter Dated April 30, 2009**
     **File No. 1-16483**

Dear Mr. McLevish:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            H. Roger Schwall
            Assistant Director

cc: J. Madison
  N. Gholson
  Ms. Carol J. Ward – Kraft Foods Inc. (facsimile 847-646-2753)